SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-39255

International General Insurance Holdings Ltd.

(Translation of Registrant’s name into English)

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ☐

UPDATE ON COVID-19 PANDEMIC

References herein to the “Company,” “we,” “our” and “IGI” are to International General Insurance Holdings Ltd., a Bermuda exempted company.

On January 30, 2020, the World Health Organization declared the outbreak of coronavirus (“COVID-19”) to be a public health emergency of international concern. This coronavirus outbreak has severely restricted the level of economic activity around the world. In response to this coronavirus outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes.

The full extent to which the COVID-19 pandemic may impact the Company’s results of operations or liquidity is uncertain. The outbreak has already had a significant impact on the operations of the Company and its customers. All of the Company’s employees are working remotely (as of April 1, 2020). Management continues to monitor the impact that the COVID-19 pandemic is having on the Company, the insurance industry and the economies in which the Company operates.

We anticipate that our future results of operations, including the results for 2020, may be negatively affected by COVID-19, and any such impact is difficult to quantify. While we have not yet finalized our results for the first quarter of 2020, based on preliminary analysis, the adverse impact of the COVID-19 pandemic on the Company during the first quarter of 2020 was primarily evidenced by declines in the Company’s foreign exchange, equity and fixed income unrealized valuations. We have also seen a few preliminary notifications regarding potential claims relating to the COVID-19 pandemic and we are still evaluating their applicability to the respective policy wordings. At the same time, during a period of credit spread widening, the Company has invested an increased portion of its cash in investment grade corporate securities.

Given the speed and frequency of continuously evolving developments with respect to this pandemic, we cannot reasonably estimate the magnitude of the impact to our results of operations, and, if the outbreak continues on its current trajectory, such impacts could grow and become material to our results. However, we have modeled adverse scenarios and have performed reverse stress testing which indicate that the Company will continue to meet its regulatory solvency requirements and have sufficient liquidity to meet its liabilities for a period of at least one year after the date of the audited financial statements of our wholly-owned subsidiary International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Center, for the year ended December 31, 2019.

In light of these uncertainties, and given the evolving nature of the COVID-19 pandemic and the difficulty of forecasting with reasonable accuracy the full duration, magnitude and pace of recovery across our end markets, the Company is withdrawing its previously issued guidance for 2020 and 2021.

Forward-Looking Statements

This update includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, projected financial information and statements regarding the anticipated financial impact of the business combination with Tiberius Acquisition Corporation. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the potential inability to recognize the anticipated benefits of the transaction with Tiberius, which may be affected by, among other things, competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (2) costs related to the transaction; (3) changes in applicable laws or regulations; (4) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (5) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq following the closing of the transaction; (6) the outcome of any legal proceedings that may be instituted against the parties in connection with or related to the business combination agreement and the transactions contemplated therein; (7) the potential effects of the COVID-19 pandemic; and (8) other risks and uncertainties indicated from time to time in the registration statement on Form F-1 filed by the Company with the SEC on April 14, 2020, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, any financial projections and forward-looking statements issued by the parties are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such financial projections and forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

Date: April 14, 2020	By:	/s/ Pervez Rizvi
		Name:	Pervez Rizvi
		Title:	Chief Financial Officer

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